TARGET ARM INC.



ANNUAL REPORT

12 FISHER LN

RIDGEFIELD, CT 06877

(203) 885-0322

https://www.targetarm.com

This Annual Report is dated April 25, 2024.

BUSINESS

Overview

Target Arm Inc. ("Target Arm" or the "Company"), established in 2020, is a robotics hardware and software company based in Delaware, with a wholly-owned subsidiary, TA Properties New Milford LLC, in Connecticut. This subsidiary serves as the proprietor of the property acquired in 2022. Our cutting-edge 6,500 ft2 R&D facility in New Milford serves as the epicenter of innovation and rapid prototyping for their flagship product, Tular.

Tular is a revolutionary device enabling the autonomous launch and recovery of drones from moving vehicles, targeting both commercial and military applications. With seven AFWERX Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) contracts, Target Arm has advanced Tular from concept to real-world applications, positioning itself as a leader in autonomous drone technology.

Intellectual Property

Target Arm Inc. holds intellectual property, including patents and proprietary technology, crucial for its pioneering solutions in autonomous drone launch and recovery. Target Arm Inc. holds patents related to autonomous drone launch and recovery technology, covering aspects such as system design, control algorithms, and integration with moving vehicles.

Jeffrey McChesney, CEO and Founder of Target Arm, assigned his three patents solely to the company. The three issued and granted United States Patent and Trademark Office (USPTO) patents are:

US 9650156: Pin Array Chamber Systems and Methods for Releasing and Capturing Moving Objects

US 10077095: Pin Array Chamber Systems and Methods for Releasing and Capturing a Moving Object – Maritime

US 10457419: Pin Array Chamber Systems and Methods for Releasing and Capturing a Moving Object – Space.

In addition to the assignment of patents, Target Arm has filed and has received USPTO-granted trademarks for "Target Arm" and for one of its commercial products, "Tular."

Target Arm Inc. was initially organized as Target Arm LLC, a Connecticut limited liability company on April 18, 2017, and converted to a Delaware corporation on January 23, 2020.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,200,000.00

Number of Securities Sold: 57,508

Use of proceeds: Sales and Marketing, Research and Development, Working Capital, Salaries

Date: January 26, 2021

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Our revenue decreased from 2022 ($950,178) to 2023 ($566,574). Since the company has been developing its products through R&D during these years, access to US Government (USG) R&D contracts has been the predominant source of revenue. These contracts are highly competitive and run by the Small Business Administration (SBA) through various Cabinet Departments. Target Arm has an aggressive contract capture management effort to apply for these competitive contracts to include a professional sales consultant for lead generation and professional proposal writing. The primary factors affecting our future revenue will be twofold: the opening of the national airspace to beyond visual line of sight (BVLOS) drone operations (FAA authorities and rule-making); and the public acceptance of airborne drones to provide commercial goods and services at significantly greater rates than found today. We believe as the airspace opens up, the 49% CAGR that is projected by market studies will become a reality.

Costs of Sales & Expenses

We were pre-sales and the costs of sales were essentially zero. The steady Operating Expenses from 2022 ($1,469,739) to 2023 (1,418,805) was almost entirely a management decision to continue with an aggressive R&D campaign to complete product design and testing for the emerging market expected at mid-decade (2024-2025). Current Assets decreased from 2022 ($1,151,129) through 2023 ($287,160) and General and Administrative Expenses remained steady from 2022 ($1,378,846) to 2023 ($1,348,628). This was driven by hiring more engineers with highly-sought after robotics, mechatronics, and autonomy skill sets as we completed our build of the first commercial device, Tular v3.5. These engineers are highly skilled and are high-wage jobs. As a result of our continuing transition to commercialization, our expenses remained steady with our full-time workforce. The greatest cost at Target Arm is our human capital. Even so, Target Arm's personnel are extremely well-trained in Robotics, Autonomy, and AI/ML. These individuals are highly sought by leading-edge companies and the competition for them is fierce. Consequently, their salaries will likely increase and potentially even their percentage of COGS will increase.

Again, being pre-sales last year, there have not been any direct changes in Gross Margins. The primary factor to consider for Gross Margins is the effect of raw and machined materials and electronics from overseas. Protective tariffs by the USA could have an oversized impact on the COGS and consequently Gross Margins.

The primary factor for increases in expenses is directly due to hiring highly skilled robotics and autonomy engineers. Increased hiring and increasing salaries are the predominant drivers of expenses in the company.

Historical results and cash flows:

As a highly innovative R&D company, we will continue to create new products and services that we believe will be valuable well into the future. As a result, we expect to maintain and potentially increase the level of DoD and commercial R&D contracts for innovation. Secondly, we now have four Minimally Viable Products that we are currently selling across both DoD and commercial customers. We believe these sales will equal and exceed R&D contract revenues in 2024 and then grow well beyond them in the out years as the drone industry expands rapidly. We project our market revenue will grow at the same rate as the 49% CAGR rate estimated for drone last-mile delivery.

While the nascent drone industry was an economic factor during 2022 and 2023, we believe Target Arm was well positioned with adequate cash, revenue, and investments to move toward commercialization in preparation for market emergence. Anticipating this market emergence and public acceptance in 2024 and beyond, the company deployed its Assets from 2022 ($2,060,891) to 2023 ($1,155,821), to ensure adequate headcount and depth of engineering expertise. Headcount remained relatively steady and lean to retain robotics and autonomy expertise.

One goal we have is to increase revenue fivefold to $3.5M by the end of 2024. We believe this can be achieved with commercial sales to both DoD and commercial operators of drones on-the-move.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $266,551.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Savings Bank of Danbury - Commercial Mortage Variable Rate

Amount Owed: $676,606.00

Interest Rate: 5.95%

Maturity Date: January 31, 2048

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jeffrey A. McChesney

Jeffrey A. McChesney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman, CEO and Founder

Dates of Service: January, 2020 - Present

Responsibilities: Principal Executive and Decision Maker as CEO

Other business experience in the past three years:

Employer: Gladiator Therapeutics LLC

Title: Advisor, Board of Advisors

Dates of Service: August, 2020 - Present

Responsibilities: Advisor

Other business experience in the past three years:

Employer: Meriki Capital Inc.

Title: President and Secretary

Dates of Service: May, 2020 - Present

Responsibilities: Manage the holding company

Other business experience in the past three years:

Employer: MJM Creations LLC

Title: Managing Member

Dates of Service: July, 2022 - Present

Responsibilities: Manage the holding company to commercialize my deceased son's Artwork.

Other business experience in the past three years:

Employer: TA Properties New Milford, LLC

Title: Managing Member

Dates of Service: December, 2022 - Present

Responsibilities: Holding company for Owned Property to rent to Target Arm Inc.

Name: Ryan P Bigham

Ryan P Bigham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: SVP/Lead Engineer & Co-Founder

Dates of Service: January, 2020 - Present

Responsibilities: Bigham's role includes leading and assembling a team to design and develop our flagship product; offering technical support and guidance whenever necessary to ensure the successful achievement of our company's objectives. Annual Salary: $168,900 Equity: 24% of salary.

Other business experience in the past three years:

Employer: 101 Milwaukee Avenue LLC

Title: Member

Dates of Service: December, 2015 - Present

Responsibilities: This is the real estate holding company that a single rental property is held in. I am the sole owner and manage the property.

Other business experience in the past three years:

Employer: High Street 6 LLC

Title: Member

Dates of Service: November, 2019 - Present

Responsibilities: This is a real estate holding company that holds a single rental property. I am the principal investor in this company but do not manage the day to day operations.

Other business experience in the past three years:

Employer: Silver Brook Mill LLC

Title: Member

Dates of Service: December, 2023 - Present

Responsibilities: This is a real estate holding company that holds a single commercial building. I am a minority investor in the property and do not have a day-to-day roll.

Name: Eric David Achtmann

Eric David Achtmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member & Director

Dates of Service: January, 2021 - Present

Responsibilities: Outside Director & Board Member (non-executive). No Salary; Equity: 1.27%

Other business experience in the past three years:

Employer: Relief international Alliance (501c3 international NGO)

Title: Vice Chairman

Dates of Service: September, 2023 - Present

Responsibilities: Non-Executive Director in USA, GBR, FRA, and BEL

Other business experience in the past three years:

Employer: Celdara Medical

Title: Non-Executive Director, Member Audit Committee

Dates of Service: January, 2009 - Present

Responsibilities: See above

Other business experience in the past three years:

Employer: Yewmaker Ltd.

Title: Founding Non-Executive Director

Dates of Service: July, 2021 - Present

Responsibilities: See above

Other business experience in the past three years:

Employer: Arowana Capital

Title: Member Board of Advisors

Dates of Service: December, 2020 - Present

Responsibilities: See above

Other business experience in the past three years:

Employer: VivoPower PLC

Title: Member, Board of Advisors

Dates of Service: January, 2020 - Present

Responsibilities: See above

Other business experience in the past three years:

Employer: Aclys Bio Corp. (Formerly Javelin Oncology)

Title: Non-Executive Director

Dates of Service: January, 2019 - Present

Responsibilities: see above

Other business experience in the past three years:

Employer: VeriTX Inc.

Title: Non-Executive Director

Dates of Service: July, 2020 - March, 2023

Responsibilities: see above

Other business experience in the past three years:

Employer: Meggitt PLC

Title: Founding Member, Technology Advisory Board

Dates of Service: March, 2018 - September, 2021

Responsibilities: See above

Other business experience in the past three years:

Employer: Global Capital X

Title: Founder & Managing Director

Dates of Service: January, 2007 - Present

Responsibilities: Independent advisory for corporate finance, investment, M&A, restructuring, strategy, innovation and product development.

Name: Douglas Andrew Neugold

Douglas Andrew Neugold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January, 2021 - Present

Responsibilities: Neugold provides strategic, operational, and tactical feedback and support. Neugold receives no salary; Equity: Grants as and when determined.

Other business experience in the past three years:

Employer: Univercells SA, Belgium.

Title: Chairman of The Board

Dates of Service: July, 2016 - Present

Responsibilities: Inputs on all major issues, strategic, financial tactical, and operational. Serve on committees.

Other business experience in the past three years:

Employer: Rebion, Boston MA

Title: Director, Investor

Dates of Service: November, 2019 - Present

Responsibilities: Provide guidance in all areas.

Other business experience in the past three years:

Employer: Definitive Biotechnologies

Title: Director, Investor

Dates of Service: April, 2021 - Present

Responsibilities: Inputs in all areas as needed. Help raise capital as needed

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jeffrey A. McChesney

Amount and nature of Beneficial ownership: 1,122,968

Percent of class: 75.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 30,796 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,495,935 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The number of shares outstanding, 1,495,935 shares, includes 1,258,373 shares of Common Stock and 237,562 shares of outstanding options.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment.

The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The

Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Regulatory Changes The drone and autonomous vehicle industries are subject to significant regulatory oversight, which could change, imposing new compliance costs or limitations on Target Arm's operations, product development, and market entry strategies. Certification and Safety Requirements Target Arm's products, especially those aimed at the military and commercial transport sectors, must adhere to stringent safety and certification standards. Failure to meet these standards could delay product launches, increase costs, or limit market adoption. Technological Adaptation and Innovation Risk The autonomous drone and vehicle technology sector is rapidly evolving. Target Arm's future success is highly dependent on its ability to continually adapt and innovate in response to technological advancements and market demands. Failure to keep pace with new technologies or innovative competitors could render Target Arm's products less competitive or obsolete. Intellectual Property Protection and Litigation Risk While Target Arm holds patents for its technology, the risk of infringement by others, challenges to the validity of its patents, or the costly nature of intellectual property litigation could strain financial resources and divert management's attention from business operations. Market Acceptance and Competition Risk The commercial success of Target Arm's Tular device is not guaranteed. Market acceptance is influenced by factors such as cost, reliability, and existing alternatives. Intense competition from larger, more established companies, or emerging startups with innovative solutions, could impact market share and profitability. Government Contracting and Funding Risk A portion of Target Arm's revenue may come from government contracts, subject to the cyclical nature of government budgeting processes and shifting defense priorities. Loss of, or changes in, government funding and contracts could significantly affect revenue and strategic direction. Cybersecurity and Data Privacy Risk Target Arm operates in sectors where data security is paramount. A cybersecurity breach could compromise sensitive information, lead to significant legal and financial repercussions, and damage the company's reputation. Manufacturing and Supply Chain Risk Target Arm's ability to produce and deliver its Tular device depends on reliable manufacturing processes and supply chains. Disruptions, such as material shortages, labor disputes, or geopolitical tensions, could lead to delays, increased costs, or inability to meet demand. Economic and Sector-Specific Market Conditions Risk The autonomous drone and vehicle sector is susceptible to economic downturns and shifts in industry-specific demand. A decline in defense spending, changes in consumer preferences, or reduced investment in autonomous technologies could adversely affect Target Arm's business. Product Liability and Safety Risk Given the nature of Target Arm's products, there is a risk of liability for product defects, operational failures, or accidents resulting in property damage or personal injury. Such incidents could lead to significant legal liabilities and harm the company's reputation and financial standing.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2024.

TARGET ARM INC.

By /s/ *Jeffrey A. McChesney*

    Name: <u>TARGET ARM INC.</u>

    Title: CEO, Chairman, Founder

Exhibit A

FINANCIAL STATEMENTS

TARGET ARM INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Target Arm Inc.
Ridgefield, Connecticut

We have reviewed the accompanying consolidated financial statements of Target Arm Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2023 and December 31, 2022, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 1, 2024
Los Angeles, California

TARGET ARM INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 266,551	$ 952,909
Accounts Receivable, net	-	150,000
Prepaids and Other Current Assets	20,609	48,220
Total Current Assets	**287,160**	**1,151,129**
Property and Equipment, net	868,241	906,512
Intangible Assets	-	630
Security Deposit	420	2,620
Total Assets	**$ 1,155,821**	**$ 2,060,891**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 12,281	$ 20,548
Current Portion of Loans and Notes	11,969	11,479
Total Current Liabilities	**24,251**	**32,027**
Promissory Notes and Loans	676,606	688,521
Total Liabilities	**700,856**	**720,548**
STOCKHOLDERS EQUITY		
Common Stock	13	13
Additional Paid in Capital	1,806,398	1,807,267
Retained Earnings/(Accumulated Deficit)	(1,351,446)	(466,937)
Total Stockholders' Equity	**454,964**	**1,340,342**
Total Liabilities and Stockholders' Equity	**$ 1,155,821**	**$ 2,060,891**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	566,574	$	950,178
Cost of Goods Sold		-		10,520
Gross Profit		566,574		939,658
Operating Expenses				
General and Administrative		1,348,628		1,378,846
Research and Development		63,571		85,037
Sales and Marketing		6,607		5,856
Total Operating Expenses		1,418,805		1,469,739
Operating Income/(Loss)		(852,231)		(530,081)
Interest Expense		38,354		-
Other Loss/(Income)		(6,076)		(9,249)
Income/(Loss) before provision for income taxes		(884,509)		(520,832)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	**(884,509)**	$	**(520,832)**

See accompanying notes to financial statements.

| (in , $US) | Common Stock | | Additional Paid In | Retained earnings/ | Total Shareholder |
	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2021	**1,232,935**	**$ 12**	**$ 1,110,084**	**$ 53,895**	**$ 1,163,991**
Issuance of Stock	25,438	$ 0	696,860		696,861
Share-Based Compensation			323		323
Net Income/(Loss)				(520,832)	(520,832)
Balance—December 31, 2022	**1,258,373**	**$ 13**	**$ 1,807,267**	**$ (466,937)**	**$ 1,340,342**
Capital Distribution	-	$ -	(1,191)		(1,191)
Share-Based Compensation			323		323
Net Income/(Loss)				(884,509)	(884,509)
Balance—December 31, 2023	**1,258,373**	**$ 13**	**$ 1,806,398**	**$ (1,351,446)**	**$ 454,964**

See accompanying notes to financial statements.

TARGET ARM INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(884,509)	$	(520,832)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		44,409		47,119
Amortization of Intangibles		630		2,301
Share-based Compensation		323		323
Changes in operating assets and liabilities:				
Accounts Receivable, net		150,000		(144,005)
Prepaids and Other Current Assets		27,611		14,480
Credit Cards		(8,267)		9,206
Other Current Liabilities		-		(1,040)
Security Deposit		2,200		
Net cash provided/(used) by operating activities		**(667,604)**		**(592,448)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(9,637)		(943,347)
Sale/disposal of vehicle		3,500		
Purchases of Intangible Assets		-		(2,250)
Net cash provided/(used) in investing activities		**(6,137)**		**(945,597)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Common Stock		-		696,861
Capital Distribution		(1,191)		
Borrowing on Promissory Notes and Loans		(11,425)		700,000
Net cash provided/(used) by financing activities		**(12,617)**		**1,396,861**
Change in Cash		(686,358)		(141,184)
Cash—beginning of year		952,909		1,094,093
Cash—end of year	**$**	**266,551**	**$**	**952,909**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	38,354	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Target Arm Inc. was incorporated on January 23, 2020 in the state of Delaware. The corporation possesses a fully-owned subsidiary known as TA Properties New Milford LLC, established on December 9, 2022, in the state of Connecticut. This subsidiary serves as the proprietor of the property acquired in 2022, a facility utilized by Target Arm Inc. The consolidated financial statements of Target Arm Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ridgefield, Connecticut.

Target Arm is a robotics hardware and software company that possesses a state-of-the-art 6,500 feet 2 R&D facility in New Milford, CT, with fast prototyping and a rapid manufacturing process for low-lot rates. The team's core competencies are around innovation and R&D, while it currently outsources some production processes. The final goal is to design Tular products, retain the decision-making and revenue recognition. Tular is device that enables autonomous launch and recovery of both rotary and fixed wing drones with any moving vehicle. To retain those core competencies, Target Arm intends to outsource the production line to an American contract assembly line manufacturer who can scale up faster than Target Arm ever can and will possess Six Sigma/ISO processes upon an agreement. Target Arm has been awarded seven (7) AFWERX Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) R&D contracts that have progressed Tular from Technology Readiness Level (TRL)-1 to TRL-7 for DoD use-cases pertaining to nuclear convoy protection, C-17 Arsenal Aircraft drones, and all-terrain vehicles (ATV) enabling air-droppable uses for local intelligence, surveillance, and reconnaissance (ISR) coverage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercise control. All significant intercompany transactions and accounts have been eliminated.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,947 and $639,111, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the company determined an allowance for expected credit loss of $0 and $0, respectively

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	5-7 years
Freightliner Truck	5 years
Look STV Trailer	5 years
GMC Truck 2010	5 years
Hyundai Tucson SUV 2007	5 years
Leasehold Improvements	15 years
Computer Equipment	5 years
ATV	5 years
Property	39 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Target Arm Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.

- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of its products (Tular, Sensor Fusion Engine (SFE) and Maestro mission control products).

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $6,607 and $5,856, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 1, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid Expenses	$ 20,609	$ 48,220
Total Prepaids and Other Current Assets	**20,609**	**48,220**

4. PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Furniture and Equipment	$ 28,877	$ 28,877
Freightliner Truck	13,012	13,012
Look STV Trailer	3,334	3,334
GMC Truck 2010	10,000	10,000
Hyundai Tucson SUV 2007	-	3,500
Leasehold Improvements	5,550	1,550
Computer Equipment	40,948	37,599
ATV	8,800	8,800
Property	898,733	899,945
Property and Equipment, at Cost	**1,009,255**	**1,006,617**
Accumulated Depreciation	(141,014)	(100,105)
Property and Equipment, Net	$ **868,241**	$ **906,512**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 was in the amount of $44,409 and $47,119 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2023 and December 31, 2022, intangible asset consists of:

As of Year Ended December 31,		2023		2022
Patents and Trademarks	$	7,510	$	7,510
Intangible Assets, at cost		**7,510**		**7,510**
Accumulated Amortization		(7,510)		(6,880)
Intangible Assets, Net	$	**-**	$	**630**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2023, and 2022 were in the amount of $630 and $2,301 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with par value of $0.00001. As of December 31, 2023 and December 31, 2022, 1,258,373 and 1,258,373 shares of Common Stock were issued and outstanding.

7. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022&2023
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	220,820	$ 0.01	-
Granted	16,742		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2022	237,562	$ 0.01	7.62
Exercisable Options at December 31, 2022	201,300	$ 0.01	7.62
Granted	-	$	-
Exercised	-	$	-
Expired/Cancelled	-	$	-
Outstanding at December 31, 2023	237,562	$ 0.01	6.63
Exercisable Options at December 31, 2023	237,562	$ 0.01	6.63

Stock option expenses for the years ended December 31, 2023 and December 31, 2022 were $323 and $323, respectively.

8.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Savings Bank of Danbury - Commercial Mortgage Variable Rate Note	$ 700,000	5.95%	12/30/2022	01/31/2048	$ 38,354	-	$ 11,969	$ 676,605.62	$ 688,575	$ -	$ -	$ 11,479	$ 688,521	$ 700,000
Total					$ 38,354	$ -	$ 11,969	$ 676,606	$ 688,575	$ -	$ -	$ 11,479	$ 688,521	$ 700,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023		
2024	$	11,969
2025		13,255
2026		14,066
2027		14,926
2028		15,839
Thereafter		618,519
Total	$	**688,575**

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(252,085)	$	(154,680)
Valuation Allowance		252,085		154,680
Net Provision for Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023 and December 31, 2022 are as follows:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(269,262)	$	(17,177)
Valuation Allowance		269,262		17,177
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $944,779, and the Company had state net operating loss ("NOL") carryforwards of approximately $944,779. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023 and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through April 1, 2024, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $852,231, an operating cash flow loss of $667,604, and liquid assets in cash of $266,551, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Jeffrey A. McChesney, Principal Executive Officer of TARGET ARM INC., hereby certify that the financial statements of TARGET ARM INC. included in this Report are true and complete in all material respects.

Jeffrey A. McChesney

CEO, Chairman, Founder